

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20150002

DIVISION OF
CORPORATION FINANCE

January 7, 2015

Erik T. Hoover
E. I. du Pont de Nemours and Company
erik.t.hoover@dupont.com

Re: E. I. du Pont de Nemours and Company

Dear Mr. Hoover:

This is in regard to your letter dated January 7, 2015 concerning the shareholder proposal submitted by Clean Yield Asset Management on behalf of J. Bruce Bell for inclusion in DuPont's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that DuPont therefore withdraws its December 15, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Shelley Alpern
shelley@cleanyield.com



Erik T. Hoover
Corporate Secretary & Corporate Counsel
E. I. du Pont de Nemours and Company
DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Tel. (302) 774-0205
Fax (302) 774-4031
E-mail: Erik.T.Hoover@dupont.com

January 7, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2015 ANNUAL MEETING OF STOCKHOLDERS
OMISSION OF PROPOSAL BY CLEAN YIELD ASSET MANAGEMENT
(ON BEHALF OF J. BRUCE BELL)

Ladies and Gentlemen:

In a letter submitted on December 15, 2014 (the "No-Action Request"), E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), requested confirmation that the Staff of the Division of Corporation Finance would not recommend to the Securities and Exchange Commission that enforcement action be taken if DuPont excluded from its proxy materials for its 2015 Annual Meeting of Stockholders a shareholder proposal (the "Proposal") submitted by Clean Yield Asset Management, on behalf of J. Bruce Bell (the "Proponent"), by letter dated November 13, 2014.

On December 22, 2014, the Proponent notified DuPont that it has withdrawn the Proposal. A copy of the correspondence from the Proponent withdrawing the Proposal is attached to this letter as Exhibit A.

Based on the foregoing, DuPont is withdrawing its No-Action Request with respect to the Proposal.

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Robert Hahm, at (302) 774-0464.

Very Truly Yours,



Erik T. Hoover
Corporate Secretary

cc: Shelley Alpern
Director of Social Research
and Advocacy
Clean Yield Asset Management
c/o 6 Curtis Street
Salem, MA 01970
shelley@cleanyield.com

EXHIBIT A


CLEAN YIELD
ASSET MANAGEMENT

December 22, 2014

Erik T. Hoover
Corporate Secretary & Corporate Counsel
E.I. du Pont de Nemours and Company
Dupont Legal
1007 Market Street, D9058
Wilmington, DE 19898

Via email: Erik.T.Hoover@dupont.com

Dear Mr. Hoover:

In recognition of our failure to provide to provide proof of ownership from a DTC participant, on behalf of our client J. Bruce Bell we hereby withdraw our shareholder proposal addressing concerning the deforestation risks posed by commodities in DuPont's raw materials supply chain.

Mr. Bell and other Clean Yield Asset Management clients include are long-term owners of DuPont stock with a continuing interest in this issue. With or without a proposal on the ballot, we hope that DuPont will be open to conversation concerning the feasibility of the ideas presented in proposal. I will follow up in the New Year by telephone.

Regards,

Shelley Alpern

Shelley Alpern
Director of Social Research & Shareholder Advocacy
Clean Yield Asset Management

Cc: J. Bruce Bell
Division of Corporate Finance, Securities and Exchange Commission



Erik T. Hoover
Corporate Secretary & Corporate Counsel
E. I. du Pont de Nemours and Company
DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Tel. (302) 774-0205
Fax (302) 774-4031
E-mail: Erik.T.Hoover@dupont.com

December 15, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2015 ANNUAL MEETING OF STOCKHOLDERS
OMISSION OF PROPOSAL BY THE CLEAN YIELD ASSET MANAGEMENT (ON BEHALF OF J. BRUCE BELL)

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), to respectfully request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with DuPont's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by Clean Yield Asset Management, on behalf of J. Bruce Bell (the "Proponent"), may properly be omitted from DuPont's proxy materials to be distributed by DuPont in connection with its 2015 Annual Meeting of Stockholders (the "Proxy").

This request is being submitted via electronic mail in accordance with *Staff Legal Bulletin 14D* (Nov. 7, 2008). Pursuant to Rule 14a-8(j), DuPont has: (i) sent a copy of this letter to the Proponent as notice of DuPont's intent to omit the Proposal from the Proxy and (ii) submitted this letter to the Commission not less than eighty (80) days before the Company intends to file its definitive proxy statement. Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

THE PROPOSAL

The Proposal states:

RESOLVED: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by November 1, 2015, describing how DuPont is assessing the company's supply chain impact on deforestation and the company's plans to mitigate these risks.

A copy of the Proposal is attached hereto as Exhibit A.

BASES FOR EXCLUSION

DuPont respectfully requests that the Staff concur with its view that the Company may exclude the Proposal from the Proxy because the Proponent has not provided the proof of ownership required to be eligible to submit such Proposal for inclusion in the Proxy.

Background

DuPont received the Proposal by letter dated November 13, 2014. The letter did not include evidence of ownership and stated the Proponent "will submit verification of the position separately." The Proponent did not submit a letter that included evidence of ownership.

On November 24, 2014, within fourteen (14) days of receiving the Proposal, DuPont sent an e-mail and letter to the Proponent (the "Deficiency Notice") notifying the Proponent that it had failed to include with the Proposal the required proof of beneficial ownership of DuPont Common Stock, as required under Rules 14a-8(b) and (f)(1). The Deficiency Notice (attached hereto as Exhibit B) requested that the Proponent provide evidence of the required ownership, specifically noting "if the broker or bank through which the Proponent holds its shares is not a participant in the Depositary Trust Company ('DTC participant'), it will need to obtain proof of ownership from the DTC participant through which the securities are held." Enclosed with the Deficiency Notice and specifically brought to the attention of the Proponent was a copy of Rule 14a-8 and *Staff Legal Bulletins 14F* and *14G*.

By e-mail dated December 8, 2014, the Proponent attached a letter from VNBTrust N.A., dated November 14, 2014 (attached hereto as Exhibit C), that VNBTrust N.A. is the record holder for the shares in question. VNBTrust N.A. is not on the list of

DTC participants (attached hereto as Exhibit D). The Proponent did not provide any proof of ownership from a DTC participant.

The Proposal is Excludable Under Rules 14a-8(b) and 14a-8(f)(1)

DuPont respectfully requests the Staff concur with its view that DuPont may exclude the Proposal from the Proxy because the Proponent has not provided the proof of ownership required to be eligible to submit such Proposal for inclusion in the Proxy. The Proponent failed to provide proof of ownership from a DTC participant.

Rule 14a-8(b) provides that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

There are several ways to establish requisite ownership under Rule 14a-8(b) (see *Staff Legal Bulletin 14* (July 13, 2001) ("*SLB 14*")). If the Proponent is a registered shareholder, the Company can verify the shareholder's eligibility independently (see Rule 14a-8(b)(2) and *SLB 14*). DuPont reviewed its records and determined that the Proponent was not a registered shareholder. If the shareholder is not a registered shareholder, the shareholder has the burden of proving its eligibility, which must be accomplished in one of two ways:

- A shareholder can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal; or

- A shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that the shareholder has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal (see Rule 14a-8(b)(2) and *SLB 14*). (the Proponent has never filed a Schedule 13D, Schedule 13G, Form 4 or Form 5).

Staff Legal Bulletin 14F (October 18, 2011) ("*SLB 14F*") further provides that "for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." SLB 14F also notes that "this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule, under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Section 12(g) and 15(d) of the Exchange Act."

In this case, the Proponent is not the registered holder and has not provided adequate proof of ownership. Although the Proponent provided a letter from VNBTrust N.A., VNBTrust N.A. is not a DTC participant. As such, the Proponent has failed to provide the required proof of ownership.

Conclusion

For the foregoing reasons, DuPont respectfully requests the Staff concur with its view that DuPont may exclude the Proposal from the Proxy because the Proponent has not provided the proof of ownership required to be eligible to submit such Proposal for inclusion in the Proxy.

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Robert Hahm, at (302) 774-0464.

Very Truly Yours,



Erik T. Hoover
Corporate Secretary

cc: Shelley Alpern
Director of Social Research
and Advocacy
Clean Yield Asset Management
c/o 6 Curtis Street
Salem, MA 01970
shelley@cleanyield.com

EXHIBIT A



November 13, 2014

Erik T. Hoover
Corporate Secretary and General Counsel
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

Dear Mr. Hoover:

Clean Yield Asset Management ("Clean Yield") is an investment firm based in Norwich, VT specializing in sustainable and responsible asset management.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with E. I. du Pont de Nemours and Company ("DuPont") on behalf of our client J. Bruce Bell. Clean Yield submits this shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Mr. Bell holds more than $2,000 of DuPont common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2015 annual meeting. We will submit verification of the position separately, and a letter from Mr. Bell authorizing Clean Yield to undertake this filing on his behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would very much welcome discussion with DuPont about the contents of our proposal.

Please direct any written communications to me at the address below or to *Shelley@cleanyield.com*. Could you also kindly confirm receipt of this letter via email.

Sincerely,

Shelley Alpern

Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
c/o 6 Curtis Street
Salem, MA 01970

Enclosure

Supply Chain Deforestation Impacts

DuPont is one of the world's largest chemical companies. Palm oil, soya, sugar and wood pulp are considered major commodities sourced for a variety of DuPont products and nearly half of Dupont's main properties are related to agriculture. Globally, demand for these commodities is fueling deforestation.

Only about 20% of the world's original forests remain undisturbed. The Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, has concluded that global warming is "unequivocal" and that land use, mainly deforestation, is the second major source of human-caused CO2 emissions. The U.S. Environmental Protection Agency has determined that greenhouse gases threaten Americans' health and welfare.

Climate change impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

Key stakeholder groups now expect corporate action on forest conservation. CDP's forest disclosure program, backed by 240 financial institutions managing over $15 trillion, asks corporations to report on how their activities and supply chains contribute to deforestation and how those impacts are being managed. Major companies, including Cargill, Wilmar International, Unilever, and over 20 other companies have announced comprehensive "no deforestation" commitments.

DuPont discloses some information on its purchases of certified palm oil, but provides no information on the impact on forests of its soya, wood pulp and sugar purchases. Even with its limited disclosure on palm oil, proponents believe that DuPont faces potential reputational and operational risks.

Meaningful indicators of how DuPont is managing deforestation risks would include:

- A company-wide policy on deforestation
- The percentage of purchases of palm oil, soya, sugar and wood pulp that are traceable to suppliers verified by credible third parties as not engaged in deforestation, expansion into peatlands or natural forests, with clear goals for each commodity
- Results of audits to ensure raw materials in its supply chain are traceable and verified as not contributing to deforestation
- Identification of certification systems and programs that the company uses to ensure sustainable sourcing of each of these commodities.

RESOLVED: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by November 1, 2015, describing how DuPont is assessing the company's supply chain impact on deforestation and the company's plans to mitigate these risks.

EXHIBIT B



DuPont Legal

Deborah L. Daisley
Governance Associate & Assistant Secretary
DuPont Legal
1007 Market Street, D9058--1
Wilmington, DE 19898
Telephone: 302-774-7736
Facsimile: 302-774-4031

November 24, 2014

Shelly Alpern, Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Dear Ms. Alpern:

This is to confirm that, on November 13, 2014, DuPont received your letter on behalf of J. Bruce Bell dated November 13, 2014, requesting that the Company include in the proxy materials for its 2015 Annual Meeting a proposal relating to DuPont's supply chain impact on deforestation.

Under Rule 14(a)-8(b) of the Securities Exchange Act of 1934 ("Act"), to be eligible to submit a shareholder proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the proposal is submitted. The proponent must also continue to hold the required amount of securities through the date of the meeting.

Our records indicate that James Bruce Bell is not a registered shareholder. As such, he must prove his eligibility by submitting either:

- a written statement from the "record" holder of its securities (usually a broker or bank) verifying that, at the time the Proponent submitted the proposal, November 13, 2014, it continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting its ownership of shares as of or before the date on which the one-year eligibility period begins and its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

As provided in Staff Legal Bulletin 14F, if the broker or bank through which the Proponent holds its shares is not a participant in the Depository Trust Company ("DTC participant"), it will need to obtain proof of ownership from the DTC participant through which the securities are held. The Proponent should be able to find out who this DTC participant is by asking its broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent could satisfy Rule 14a-8(b) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from its broker or bank confirming its ownership, and the other from the DTC participant confirming its broker or bank's ownership.

For your convenience, a copy of Rule 14(a)-8 of the Act and Staff Legal Bulletin 14F are enclosed. You must transmit to us your response to this notice of defect within 14 calendar days of receiving it.

Respectfully,



Debbie L. Daisley

Enclosures

cc: Erik T. Hoover, Corporate Secretary

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

***Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

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*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

***a. Predictions as to specific future market values.

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

***Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT C

From: Shelley Alpern <shelley@cleanyield.com>
Sent: Monday, December 08, 2014 12:05 PM
To: DAISLEY, DEBORAH L
Subject: FW: DuPont - Shareholder proposal
Attachments: Ownership verification letter - VNB.pdf

Secureit

Debbie,

Please find attached the document verifying Mr. Bell's ownership of DuPont shares.

Shelley Alpern
Director of Social Research & Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103
FISMA & OMB Memorandum M-07-16

From: Shelley Alpern <shelley@cleanyield.com>
Date: Monday, November 24, 2014 at 3:58 PM
To: <Deborah.Daisley@dupont.com>
Subject: Re: DuPont - Shareholder proposal

Thank you, Debbie. We have requested the letter from our client's custodian and hope to send it on to you next week.

Shelley Alpern
Director of Social Research & Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103
FISMA & OMB Memorandum M-07-16

From: <Deborah.Daisley@dupont.com>
Date: Monday, November 24, 2014 at 3:48 PM
To: Shelley Alpern <shelley@cleanyield.com>
Cc: <Erik.T.Hoover@dupont.com>, <Robert.K.Hahm@dupont.com>, <Deborah.Daisley@dupont.com>, <Anne.E.Warner@dupont.com>
Subject: DuPont - Shareholder proposal

Dear Ms. Alpern,


VNB
WEALTH
MANAGEMENT

November 14, 2014

To whom it may concern:

Re: Octavia M. Dupont Bredin Tr J Bell

This letter is to confirm that VNBTrust N.A. is the record holder for the beneficial owners of the above account . which Clean Yield Asset Management manages and which holds in the account ***FISMA & OMB Memorandum M-07-16*** 1,131 shares of common stock in Dupont E I De Nemours.

As of 11/14/14, the above named trust held, and has held continuously for at least one year, 1,131 shares of Dupont EI De Nemours common stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



*DATE: stock position was received by VNBTrust on 9/29/06..

Mailing: P.O. Box 1247, Charlottesville, VA 22902
Deliveries: 404 People Place, Charlottesville, VA 22911
Phone: 434.817.4242 • Fax: 434.817.4243 • vnbwealth.com

EXHIBIT D

DTC Participant Report (Alphabetical Sort)
Week Ending - OCTOBER 31, 2014

Participant Account Name	Number
ABN AMRO CLEARING CHICAGO LLC	0695
ABN AMRO CLEARING CHICAGO LLC/CPM	0330
ABN AMRO CLEARING CHICAGO LLC/PORTFOLIO MARGINING	0396
ABN AMRO CLEARING CHICAGO LLC/INSTITUTIONAL	0541
ABN AMRO CLEARING CHICAGO/BONDS	0575
ABN AMRO SECURITIES (USA) LLC	0349
ABN AMRO SECURITIES (USA) LLC/A/C#2	7571
ABN AMRO SECURITIES (USA) LLC/REPO	7590
ABN AMRO SECURITIES (USA) LLC/ABN AMRO BANK NV REPO	7591
ALASKA USA FEDERAL CREDIT UNION	2223
ALBERT FRIED & COMPANY, LLC	0284
ALBERT FRIED & COMPANY LLC/STOCK LOAN	7576
ALPINE SECURITIES CORPORATION	8072
AMALGAMATED BANK	2352
AMALGAMATED BANK OF CHICAGO	2567
AMALGAMATED BANK OF CHICAGO/IPA	1574
AMHERST PIERPONT SECURITIES LLC	413
AMERICAN ENTERPRISE INVESTMENT SERVICES INC.	0756
AMERICAN ENTERPRISE INVESTMENT SERVICES INC./CONDUIT	7260
ANB BANK	2082
APEX CLEARING CORPORATION	0158
APEX CLEARING CORPORATION/APEX CLEARING STOCK LOAN	8308
ARCHIPELAGO SECURITIES, L.L.C.	0436
ASCENSUS TRUST COMPANY	2563
ASSOCIATED BANK, N.A.	2257
ASSOCIATED BANK, N.A./ASSOCIATED TRUST COMPANY/IPA	1620
BANCA IMI SECURITIES CORP.	0136
BANCO BILBAO VIZCAYA ARGENTARIA SA NEW YORK BRANCH	2461
BANK OF AMERICA, NATIONAL ASSOCIATION	2236
BANK OF AMERICA, NA/GWIM TRUST OPERATIONS	0955
BANK OF AMERICA/LASALLE BANK NA/IPA, DTC #1581	1581
BANK OF AMERICA NA/CLIENT ASSETS	2251
BANK OF CHINA, NEW YORK BRANCH	2555
BANK OF CHINA NEW YORK BRANCH/CLIENT CUSTODY	2656
BANKERS' BANK	2557
BARCLAYS CAPITAL INC.	5101
BARCLAYS CAPITAL INC./LE	0229
BARCLAYS CAPITAL INC./LONG ISLAND HOLDING A LLC	7299
BARCLAYS CAPITAL INC./LONG ISLAND INTERNATIONAL LIMITED	7569
BB&T SECURITIES, LLC	0702
BBVA SECURITIES INC.	2786
BGC FINANCIAL, L.P.	0537
BGC FINANCIAL L.P./BGC BROKERS L.P.	5271
BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.	2962
BLOOMBERG TRADEBOOK LLC	7001
BMO CAPITAL MARKETS CORP.	0045
BMO CAPITAL MARKETS CORP./PALOMA	5221
BMOCM/BONDS	5257
BMO CAPITAL MARKETS GKST INC.	2344
BMO HARRIS BANK NA	2697
BMO HARRIS BANK NA/TRUST	0992
BMO HARRIS BANK NA/M&I BANK IPA	1530
BMO HARRIS BANK NA/IPA	1582
BMO HARRIS BANK NA/DEALER	2559
BNP PARIBAS PRIME BROKERAGE, INC.	2154
BNP PARIBAS PRIME BROKERAGE, INC/STOCK LENDING	2865
BNP PARIBAS PRIME BROKERAGE, INC/ARBITRTAGE SLAB	8238
BNP PARIBAS SECURITIES CORP.	0630
BNP PARIBAS, NEW YORK BRANCH	1569
BNP PARIBAS, NEW YORK BRANCH/IPA	1601
BNP PARIBAS, NEW YORK BRANCH/BNP PARIBAS PRIME BROKERAGE CUSTODIAN	2147
BNP PARIBAS, NY BRANCH/ BNPP SA	2322

Participant Account Name	Number
BNP PARIBAS, NEW YORK BRANCH/CUSTODY SERVICES	2787
BNP PARIBAS, NEW YORK BRANCH/BNP PARIBAS PRIME BROKERAGE INTERNATIONAL	2884
BNP PARIBAS NY BRANCH LONDON BONDS	5153
BNP PARIBAS NY BRANCH/PARIS BONDS	7382
BNP PARIBAS NY BRANCH/BNP PARIBAS UK LIMITED	8180
BNP PARIBAS NY BRANCH/USAL	8183
BNY MELLON CAPITAL MARKETS, LLC	2523
BRANCH BANKING AND TRUST COMPANY	5385
BRANCH BANKING AND TRUST COMPAY/FM/IPA	1518
BRANCH BANKING & TRUST CO/FM IP BB&T CORP.	2703
BRANCH BANKING & TRUST CO/FM IP BB&T	2705
BRANCH BANKING AND TRUST COMPANY/FM IP CBG REMIC LLC	2867
BRANCH BANKING AND TRUST COMPANY/FM/IP CBG INC.	2871
BROWN BROTHERS HARRIMAN & CO.	0010
BROWN BROTHERS HARRIMAN & CO./ETF	0109
SECURITIES LENDING SPO ACCOUNT/BBH	5288
C.L. KING & ASSOCIATES, INC.	0743
CAJA DE VALORES S.A.	5610
CALDWELL TRUST COMPANY	2687
CANTOR FITZGERALD & CO.	0696
CANTOR FITZGERALD & CO. / CANTOR CLEARING SERVICES	0197
CANTOR FITZGERALD/STOCK LOAN	5253
CANTOR FITZGERALD & CO./AQUA SECURITIES, LP	7310
CANTOR FITZGERALD & CO./DEBT CAPITAL MARKETS	7311
CAVALI ICLV S.A.	2011
CDS CLEARING AND DEPOSITORY SERVICES INC.	4800
ROYAL BANK OF CANADA-ROYAL TRUST/CDS**	4707
BMO NESBITT BURNS INC./BMO TRUST COMPANY/CDS**	4712
THE BANK OF NOVA SCOTIA/PRINCIPAL EQUITIES/CDS**	4794
THE BANK OF NOVA SCOTIA/SUB FIXED INCOME/IMPACT/CDS**	4795
BMO NESBITT BURNS/INSTITUTIONAL/CDS**	4797
RBC DOMINION SECURITIES INC./CDS**	4801
TORONTO-DOMINION BANK (THE)**	4805
DEUTSCHE BANK SECURITIES LIMITED/ #1/CDS**	4806
J.P. MORGAN SECURITIES CANADA INC. **	4808
THE BANK OF NOVA SCOTIA/CDS**	4812
THE BANK OF NOVA SCOTIA/ SCE LTD./CDS**	4814
THE BANK OF NOVA SCOTIA/CLIENT A	4816
BANK OF MONTREAL/ CHICAGO/CDS**	4817
FIDUCIE DESJARDINS INC.**	4818
BANK OF MONTREAL/ IRELAND/CDS**	4819
BANK OF MONTREAL/ LONDON/CDS**	4822
THE BANK OF NOVA SCOTIA/CLIENT B/CDS**	4838
BANK OF MONTREAL**	4855
LAURENTIAN BANK OF CANADA/CDS**	5001
RBC DOMINION SECURITIES INC./CDS**	5002
NEWEDGE CANADA INC./CDS**	5003
NBCN INC./CDS**	5008
QTRADE SECURITIES INC./CDS**	5009
SCOTIA CAPITAL INC./CDS**	5011
EDWARD JONES/CDS**	5012
CALDWELL SECURITIES LTD./CDS**	5013
PETERS & CO. LIMITED/CDS**	5014
GMP SECURITIES L.P./CDS**	5016
UBS SECURITIES CANADA INC./CDS**	5017
CREDIT SUISSE SECURITIES CANADA INC./CDS**	5019
MACDOUGALL, MACDOUGALL & MACTIER INC./CDS**	5022
PICTET CANADA L.P./CDS**	5027
DESJARDINS SECURITIES INC./CDS**	5028
MACKIE RESEARCH CAPITAL CORPORATION/CDS**	5029
CIBC WORLD MARKETS INC./CDS**	5030
TD WATERHOUSE CANADA INC./CDS**	5036
SCOTIA CAPITAL INC. - HOLLIS WEALTH/CDS**	5039
FIDELITY CLEARING CANADA ULC/CDS**	5040
BMO NESBITT BURNS INC./CDS**	5043
ROYAL BANK OF CANADA-ROYAL TRUST 1/CDS**	5044
CANACCORD GENUITY CORP./CDS**	5046
MANULIFE SECURITIES INCORPORATED/CDS**	5047
CORMARK SECURITIES INC./CDS**	5055
HAYWOOD SECURITIES INC./CDS**	5058
GLOBAL SECURITIES CORPORATION/CDS**	5069
JONES GABLE & COMPANY LIMITED/CDS**	5070
LEEDE FINANCIAL MARKETS INC./CDS**	5071
MAPLE SECURITIES CANADA LIMITED/CDS**	5072
ODLUM BROWN LIMITED/CDS**	5074
PI FINANCIAL CORP./CDS**	5075
RAYMOND JAMES LTD./CDS**	5076
W.D. LATIMER CO LTD./CDS**	5078
WOLVERTON SECURITIES LTD./CDS**	5079
CREDENTIAL SECURITIES INC./CDS**	5083
QUESTRADE INC./CDS**	5084
BBS SECURITIES INC./CDS**	5085
CDS CLEARING AND DEPOSITORY SERVICES INC.**	5099

DTC Participant Report (Alphabetical Sort) Week Ending - OCTOBER 31, 2014 Participant Account Name	Number
CENTRAL TRUST BANK (THE)	2880
CHARLES SCHWAB & CO., INC.	0164
CHARLES SCHWAB & CO., INC. STOCK LOAN CONDUIT ACCOUNT	7322
CHARLES SCHWAB & CO., INC./SCHWAB GLOBAL INVESTING ACCOUNT	7587
CHARLES SCHWAB BANK	2993
CIBC WORLD MARKETS CORP.	0438
CITADEL SECURITIES LLC	0395
CITIBANK, N.A.	0908
CITIBANK, N.A. - DEALER	0950
ADR-CITI	0953
CITIBANK/CP/IPA	1501
CITIBANK/THE CITIGROUP PRIVATE BANK/TRUST	2032
CITIBANK, N.A./ETF	2333
CITIBANK, N.A./CORPORATE AGENCY & TRUST	2426
CITIBANK, N.A. - MUNICIPAL SAFEKEEPING	2562
CITIBANK, N.A./SEGREGATED LENDING	2658
CITIBANK, N.A. BOOK-ENTRY-ONLY MEDIUM TERM NOTE ACCOUNT	2790
CITIBANK N.A. LONDON/MTN	2952
CITIBANK N.A. LONDON/PROPRIETARY ASSETS	
CITICORP SECURITIES SERVICES, INC.	0563
CITIGROUP GLOBAL MARKETS INC.	0418
CITIGROUP GLOBAL MARKETS INC./SALOMON BROTHERS	0274
CITIGROUP GLOBAL MARKETS, INC./CORRESPONDENT CLEARING	0505
CITIGROUP GLOBAL MARKETS INC./SALOMON BROTHERS/A.M.M.	5215
CITY NATIONAL BANK	2392
CLEARSTREAM BANKING AG	2000
COMERICA BANK	2108
COMMERCE BANK	2170
COMMERZ MARKETS LLC	0126
COMMERZ MARKETS LLC/FIXED INC. REPO & COMM. PAPER	0033
COMMERZ MARKETS LLC/INTERNATIONAL EQUITY FINANCE	7376
COMPASS BANK	2483
COMPASS BANK/IPA	1563
COMPASS BANK/TRUST DIVISION	2484
COMPUTERSHARE TRUST COMPANY, N.A.	2415
COMPUTERSHARE TRUST COMPANY, N.A./OPTIONS	2330
COMPUTERSHARE TRUST COMPANY, N.A./DRP	2586
CONVERGEX EXECUTION SOLUTIONS LLC	0100
CONVERGEX EXECUTION SOLUTIONS LLC/STOCK LOAN CONDUIT	8185
CONVERGEX EXECUTION SOLUTIONS LLC/CONVERGEX DEPOSITARY, INC.	8292
COR CLEARING LLC	0052
COR CLEARING LLC/STOCK LOAN	7576
COSSE' INTERNATIONAL SECURITIES, INC.	8153
COUNTRY TRUST BANK	2561
COWEN EQUITY FINANCE LP	0580
COWEN EQUITY FINANCE LP/S-L	7303
CREDIT AGRICOLE SECURITIES (USA) INC	0651
CREDIT AGRICOLE SECURITIES (USA) INC/F/B/O CREDIT AGRICOLE NY BRANCH	7372
CREDIT AGRICOLE SECURITIES (USA) INC/STOCK LOAN CONDUIT	7540
CREDIT SUISSE AG - NEW YORK BRANCH	1587
CREDIT SUISSE AG NYB - SECURITIES LENDING MGMT	2279
CREDIT SUISSE SECURITIES (USA) LLC	0355
CREST INTERNATIONAL NOMINEES LIMITED	2012
CREWS & ASSOCIATES, INC.	5158
CRT CAPITAL GROUP LLC	0387
CSS, LLC	0870
CURIAN CLEARING, LLC	0300
D. A. DAVIDSON & CO.	0361
DAIWA CAPITAL MARKETS AMERICA INC.	0647
DAIWA CAPITAL MARKETS AMERICA INC./SECURITIES LENDING	2800
DAIWA CAPITAL MARKETS AMERICA INC./DASAC	7561

DTC Participant Report (Alphabetical Sort) Week Ending - OCTOBER 31, 2014	
Participant Account Name	Number
DAVENPORT & COMPANY LLC	0715
DAVID LERNER ASSOCIATES, INC.	5144
DEPOSITO CENTRAL DE VALORES S.A., DEPOSITO DE VALORES	2735
DESERET TRUST COMPANY	0958
DESERET TRUST COMPANY - D	2118
DESERET TRUST COMPANY - I	2497
DEUTSCHE BANK AG, NEW YORK BRANCH	2481
DEUTSCHE BANK AG NY/TCR	2024
DEUTSCHE BANK AG NY/CEDEAR	2690
DEUTSCHE BANK AG, NEW YORK BRANCH/GES FFT	2879
DEUTSCHE BANK SECURITIES INC.	0573
DEUTSCHE BANK SECURITIES INC.- STOCK LOAN	0032
DEUTSCHE BANK SECURITIES INC.-INTERNATIONAL STOCK LOAN	5162
DEUTSCHE BANK SECURITIES INC.-FIXED INCOME STOCK LOAN	5225
DEUTSCHE BANK TRUST COMPANY AMERICAS	1503
DBTC AMERICAS/CTAG/PUTS & DEMANDS	2041
DBTC AMERICAS/CTAG-GES	2655
DBTC AMERICAS/CTAG-CDFP	2808
DIAMANT INVESTMENT CORPORATION	0344
DST MARKET SERVICES, LLC	0626
E*TRADE BANK	2782
E*TRADE CLEARING LLC	0385
E*TRADE CLEARING LLC - SECURITIES LENDING	5207
EDWARD D. JONES & CO.	0057
DASH FINANCIAL LLC	0627
ELECTRONIC TRANSACTION CLEARING, INC.	0873
EMMET & CO.,INC.	5234
ESPIRITO SANTO BANK	2253
ESSEX RADEZ LLC	0613
EVERBANK	2576
FANNIE MAE	2218
FANNIE MAE/GENERAL	2293
FANNIE MAE/INVESTMENT	2296
FANNIE MAE/REMIC COLLATERAL/BOND ADMINISTRATION	2306
FEDERAL HOME LOAN MORTGAGE CORPORATION	2391
FEDERAL HOME LOAN MORTGAGE CORPORATION/RETAINED	2068
FIDUCIARY TRUST COMPANY OF BOSTON	2126
FIFTH THIRD BANK	2116
FIFTH THIRD BANK/STATE TEACHERS RETIREMENT OF OHIO	2416
FIFTH THIRD BANK/PUBLIC EMPLOYEES RETIREMENT SYSTEM	2975
FIRST BANK	2400
FIRST CLEARING, LLC	0141
FIRST CLEARING, LLC/SECURITIES LENDING MATCH BOOK	5237
FIRST SOUTHWEST COMPANY	0309
FIRST TENNESSEE BANK N.A. MEMPHIS	2445
FIRST TRUST PORTFOLIOS, L.P.	8244
FMSBONDS, INC.	5217
FOLIOFN INVESTMENTS, INC.	0728
FROST BANK	2053
FTN FINANCIAL SECURITIES CORP.	0202
GEORGE K. BAUM & COMPANY	0129
GLENMEDE TRUST COMPANY, N.A. (THE)	2139
GOLDMAN SACHS BANK USA	2941
GOLDMAN SACHS BANK USA/GOLDMAN SACHS AGENCY LENDING	2660
GOLDMAN SACHS BANK USA/#2	8197

Participant Account Name	Number
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	0501
GOLDMAN, SACHS & CO.	0005
GOLDMAN SACHS INTERNATIONAL	5208
GUGGENHEIM FUNDS DISTRIBUTORS, LLC.	0526
GUGGENHEIM SECURITIES, LLC	0181
HOLD BROTHERS CAPITAL LLC	0430
HOME FEDERAL BANK OF TENNESSEE, F.S.B.	2425
HOME FEDERAL BANK/HOME FINANCIAL SERVICES, INC.	2447
HOME FEDERAL BANK/HF PORTFOLIO	2533
HOME FEDERAL BANK OF TENNESSEE, FSB/TRUST DEPARTMENT CUSTOMERS	2534
HONG KONG SECURITIES CLEARING COMPANY LIMITED	2338
HRT FINANCIAL LLC	0369
HSBC BANK USA, NATIONAL ASSOCIATION	2165
HSBC BANK USA, NATIONAL ASSOCIATION/IPA	1544
HSBC BANK USA, N.A.-IPB	2122
HSBC BANK USA, NATIONAL ASSOCIATION/OMNIBUS	2393
HSBC BANK USA, N.A./CORPORATE TRUST IPA	2894
HSBC BANK USA, NA/HTM	8402
HSBC BANK USA, NA/AFS	8404
HSBC BANK USA, NA/CLEARING	8396
HSBC SECURITIES (USA) INC.	0816
HSBC SECURITIES (USA) INC. (FIXED INCOME)	0486
HUTCHINSON, SHOCKEY, ERLEY & CO.	6963
ICAP CORPORATES LLC	0148
INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC	0388
INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES, LLC/EQUITY CLEARANCE	0824
INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC/ CLEARING	2667
INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC/ SECURITIES LENDING	7583
ING FINANCIAL MARKETS LLC	0270
ING FINANCIAL MARKETS LLC/INTERNATIONAL	5104
ING FINANCIAL MARKETS LLC/INTERNATIONAL EQUITY FINANCE	5288
ING FINANCIAL MARKETS LLC/INTERNATIONAL EQUITY FINANCE MATCH BOOK ACCOUNT	7273
ING FINANCIAL MARKETS LLC/GLOBAL SECURITIES FINANCE NON-PURPOSE	7595
ING FINANCIAL MARKETS LLC/ING AFFILIATES	7567
INGALLS & SNYDER, LLC	0124
INSTINET, LLC	0067
INSTINET, LLC/STOCK LOAN	7276
INTERACTIVE BROKERS LLC	0017
INTERACTIVE BROKERS RETAIL EQUITY CLEARING	0534
INVESCO CAPITAL MARKETS, INC.	0692
ITAU BBA USA SECURITIES, INC.	8113
ITAU BBA USA SECURITIES INC./FIXED INCOME	8322
ITAU UNIBANCO S.A. NEW YORK BRANCH	7581
ITG INC.	0099
ITG INC/SECURITIES LENDING DIVISION	7539
J.J.B. HILLIARD, W.L. LYONS, LLC	0768
J.P. MORGAN CLEARING CORP.	0352
J.P. MORGAN SECURITIES LLC	0187
JAMES I. BLACK & COMPANY	7031
JANNEY MONTGOMERY SCOTT LLC	0374
JANNEY MONTGOMERY SCOTT LLC/STOCK LOAN	7320
JAPAN SECURITIES DEPOSITORY CENTER, INC.	5600
JEFFERIES LLC	0019
JEFFERIES LLC/JEFFERIES EXECUTION SERVICES, INC./SERVICE BUREAU	0536
JEFFERIES LLC/AS AGENT FOR JEFFERIES INTERNATIONAL LONDON	7441
JEFFERIES LLC/SECURITIES FINANCE	7565
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION	0902
JPMORGAN CHASE BANK - ADR	0923
JPMORGAN CHASE BANK/CHEMICAL/COMMERCIAL PAPER/IPA	1506
JPMORGAN CHASE BANK/J.P.MORGAN CHASE & CO./CERTIFICATE OF DEPOSIT/IPA	1573
J.P. MORGAN CHASE/GARBAN CORPORATES	2019
JP MORGAN CHASE/JP MORGAN INTERNATIONAL	2035
JPMORGAN CHASE/RBS	2038
JPMORGAN CHASE BANK/SUSQUEHANNA	2060

Participant Account Name	Number
JPMORGAN CHASE BANK/G.X.CLARKE & CO.	2084
JPMORGAN CHASE BANK/CORRESPONDENCE CLEARING SERVICES 2	2164
JPMORGAN CHASE BANK/RBS SECURITIES INC.	2230
JPMORGAN CHASE BANK/PCS SHARED SERVICES	2255
JPMORGAN CHASE BANK NA/DBTC AMERICAS/DEUTSCHE BANK AG (LONDON BRANCH)	2312
JPMORGAN CHASE BANK NA/DBTC AMERICAS/DB UK BANK LIMITED	2314
JPMORGAN CHASE-ADR MAX	2334
JPMORGAN CHASE BANK N.A./JPMORGAN EUROPE LIMITED	2354
JPMORGAN CHASE BANK/IA	2357
JPMORGAN CHASE BANK/JPMORGAN PPB	2379
J.P. MORGAN CHASE BANK/GG1	2387
JPMORGAN CHASE BANK, N.A./CUSTODIAL TRUST COMPANY	2424
JPMORGAN CHASE BANK/VANGUARD LOANET	2433
JPMORGAN CHASE BANK/GNPH MIDDLE MARKET	2434
JPMORGAN CHASE BANK/HSBCSI	2467
JPMORGAN CHASE BANK/CORPORATE MUNICIPAL DEALER	2508
JPMORGAN CHASE BANK/PRUDENTIAL	2517
JPMCB/HSBC BANK PLC IB MAIN FL ACCOUNT	2554
JPMORGAN CHASE BANK/TREASURER OF STATE OF OHIO BWC	2609
JPMORGAN CHASE/US EQ TRP	2612
JPMORGAN CHASE/NEWEDGE CUSTODY	2636
JPMORGAN CHASE/FIMAT PF	2638
JPMORGAN CHASE BANK,N.A./JPMORGAN CHASE FUNDING INC.	2668
JPMORGAN CHASE BANK/MUNICIPAL DEALER	2773
JPMORGAN CHASE BANK NA/GME DIV OF ICAP CORPORATE LLC	2783
JPMORGAN CHASE BANK/BROKER & DEALER CLEARANCE DEPARTMENT	2811
JPMORGAN CHASE BANK/TRUST CO. OF CALIFORNIA	2849
JPMORGAN CHASE BANK/AG DEPOSITARY BANK	2865
JPMORGAN CHASE BANK/GARBAN SECURITIES, INC.	2943
JPMORGAN CHASE-FIMAT RM	2944
JPMORGAN CHASE-FIMAT CU	2945
JPMORGAN CHASE-FIMAT MB	2946
JPMORGAN CHASE BANK/MET LIFE LOANET	2973
JPMORGAN CHASE BANK/OHIO POLICE AND FIRE PENSION FUND	8112
JPMORGAN CHASE BANK/WINTERFLOOD SECURITIES LIMITED	8120
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION/RBS INVESTMENTS USA	8157
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION/RBS FINANCIAL PRODUCTS	8158
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION/RBS PLC	8159
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION/RBS SECURITIES JAPAN LIMITED	8186
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION/PUBLIC EMPLOYEE RETIREMENT SYTEM OF OHIO (OPERS)	8187
JPMC/THE HONG KONG SHANGHAI BANKING CORP. LTD	8302
JUMP TRADING, LLC	**7598**
KCG AMERICAS LLC	**0295**
KEYBANC CAPITAL MARKETS INC.	**0799**
KEYBANK NATIONAL ASSOCIATION	**2205**
KEYBANK SAFEKEEPING	0557
KEYBANK NA/FBO TREASURER OF STATE OF OHIO	2769
KGS-ALPHA CAPITAL MARKETS, L.P.	**8307**
KOONCE SECURITIES, INC.	**0712**
LAKESIDE BANK	**2545**
LAVAFLOW, INC.	**0641**
LAW DEBENTURE TRUST COMPANY OF NEW YORK	**2216**
LEK SECURITIES CORPORATION	**0512**
LOMBARD ODIER TRANSATLANTIC, LIMITED PARTNERSHIP	**0498**
LOYAL3 SECURITIES INC.	**0472**
LPL FINANCIAL CORPORATION	**0075**
MACQUARIE CAPITAL (USA) INC.	**0114**
MACQUARIE CAPITAL (USA) INC/MATCHED BOOK	7579
MANUFACTURERS AND TRADERS TRUST COMPANY	**0990**
MANUFACTURERS AND TRADERS TRUST CO/WILMINGTON TRUST/IPA	1507
MANUFACTURERS AND TRADERS TRUST COMPANY/IPA	1545
MANUFACTURERS & TRADERS TRUST COMPANY MUNI TRADING/SAFEKEEPING	2382
MAPLE SECURITIES U.S.A. INC.	**0269**
MAPLE SECURITIES USA INC./CUSTODY	0434
MAPLE SECURITIES - UK	0514
MAPLE SECURITIES - FP	0516
MAPLE SECURITIES USA INC./CUSTODY II	0518
MAPLE SECURITIES U.S.A. INC. - DOMESTIC	5239
MAPLE SECURITIES U.S.A. INC. - FOREIGN	5289
MARSCO INVESTMENT CORPORATION	**0287**
MERCADO DE VALORES DE BUENOS AIRES S.A.	**2788**

DTC Participant Report (Alphabetical Sort) Week Ending - OCTOBER 31, 2014 Participant Account Name	Number
MERCHANT CAPITAL, L.L.C.	6733
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	0551
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	0161
MERRILL LYNCH PIERCE FENNER & SMITH/FIXED INCOME	0773
MERRILL LYNCH, PIERCE FENNER & SMITH INC. - SECURITIES LENDING	5143
MERRILL LYNCH, PIERCE, FENNER & SMITH, INC. - FOREIGN SECURITY LENDING	5176
MERRILL LYNCH PIERCE FENNER & SMITH INC.-MLIM GLOBAL SECURITIES FINANCING INTERNATIONAL	7305
MERRILL LYNCH, PIERCE, FENNER & SMITH/STOCK LOAN HEDGE ACCOUNT	7560
MESIROW FINANCIAL, INC.	0727
MG TRUST COMPANY, LLC	5954
MID ATLANTIC TRUST COMPANY	8150
MITSUBISHI UFJ SECURITIES (USA), INC.	0076
MITSUBISHI UFJ SECURITIES (USA), INC./STOCK LOAN	2075
MITSUBISHI UFJ TRUST & BANKING CORPORATION (U.S.A.)	2932
MITSUBISHI UFJ TRUST & BANKING CORPORATION (U.S.A.)/AFFILIATE	2037
MITSUBISHI UFJ TRUST & BANKING CORPORATION (U.S.A.)/STOCK LOAN	2570
MIZUHO BANK, LTD. NEW YORK BRANCH	2539
MIZUHO BANK LTD. NEW YORK BRANCH/IPA	1577
MIZUHO SECURITIES USA INC.	0892
MIZUHO SECURITIES/SECURITIES FINANCE	2161
MIZUHO SECURITIES USA/FIXED INCOME	2396
MIZUHO TRUST & BANKING CO. (USA)	2888
MIZUHO TRUST & BANKING CO (USA)/SECURITY LENDING	2492
MONTE TITOLI - S.P.A.	2008
MORGAN STANLEY & CO. LLC	0050
MORGAN STANLEY & CO. LLC/SL CONDUIT	0101
MORGAN STANLEY & CO. LLC/II	5127
MORGAN STANLEY & CO. LLC/III	5224
MORGAN STANLEY & CO. LLC/INTERNATIONAL PLC	7309
MORGAN STANLEY BANK, N.A.	2187
MORGAN STANLEY PRIVATE BANK, NATIONAL ASSOCIATION	2267
MORGAN STANLEY PRIVATE BANK, NATIONAL ASSOCIATION/#2	2522
MORGAN STANLEY SMITH BARNEY LLC	0015
MUFG UNION BANK, N.A.	2145
MUFG UNION BANK, N.A./CORPORATE TRUST/IPA	1500
MUFG UNION BANK, N.A./CAPITAL MARKETS	2851
NATIONAL BANK OF CANADA FINANCIAL INC.	5353
NASDAQ EXECUTION SERVICES, LLC	0568
NASDAQ EXECUTION SERVICES LLC/OPTIONS	520
NASDAQ OMX BX, INC.	0163
NASDAQ OMX PHLX LLC	0237
NATIONAL FINANCIAL SERVICES LLC	0226
NATIONAL FINANCIAL SERVICES LLC/STOCK LOAN	5157
NATIONAL SECURITIES CLEARING CORPORATION SCC DIVISION	0888
NSCC WITHHOLDING ACCOUNT	0883
NATIXIS SECURITIES AMERICAS LLC	0031
NEWEDGE USA, LLC	0608
NEWEDGE USA, LLC/SECURITIES LENDING & BORROWING	7357
NOMURA SECURITIES INTERNATIONAL, INC.	0180
NSI STOCK LENDING	5180
NOMURA SECURITIES/FIXED INCOME	5222
NOMURA SECURITIES INTERNATIONAL, INC./AFFILIATE PB	7584
NOMURA SECURITIES INTERNATIONAL, INC./AFFILIATE CLEARING	7507
NUVEEN SECURITIES, LLC	0448
NYSE ARCA, INC.	5300
OCC ACCORD DISCONNECT CONTROL ACCOUNT	1400
OPPENHEIMER & CO. INC.	0571
OPPENHEIMER TRUST COMPANY	0303

Participant Account Name	Number
OPTIONS CLEARING CORPORATION (THE)	0981
OCC CLEARING FUND	0554
OCC INTERNAL NON-PROPRIETARY CROSS MARGIN CFTC 1.20 FUTURES CUSTOMER SEGREGATED OMNIBUS ACCOUNT	0912
OCC CFTC 1.20 FUTURES CUSTOMER SEGREGATED MARGIN OMNIBUS ACCOUNT	0939
THE OPTIONS CLEARING CORPORATION/OCC MARKET LOAN PROGRAM ACCOUNT - AQS	0982
OPTIONSXPRESS, INC.	0338
PEOPLE'S SECURITIES, INC.	0220
PERSHING LLC	0443
PERSHING LLC/SL	5163
PERSHING LLC/SL INT'L	5196
PERSHING LLC/CORRESPONDENT SECURITIES LENDING	8131
PIPER JAFFRAY & CO.	0311
PNC BANK, NATIONAL ASSOCIATION	2616
PNC BANK, N.A./IPA	1515
PNC BANK, N.A./OTTA	2065
PNC BANK/PNC MUNICIPAL STRATEGY - BLK	2166
PNC BANK/PNC CAPITAL MARKETS LLC	2167
PNC BANK NA/PNC COMMODITY HEDGING LLC	2372
PNC BANK, N.A./PITTSBURGH	2834
PNC BANK N.A./PNC CAPITAL MARKETS LLC	2835
PNC BANK, N.A./MARKET STREET FUNDING SECURITIES	2801
PNC BANK, N.A./HPRS	2937
PORTFOLIO BROKERAGE SERVICES, INC.	8052
CETERA INVESTMENT SERVICES LLC	0701
PWMCO, LLC	0467
QUANTEX CLEARING, LLC	0294
QUANTEX CLEARING, LLC/STOCK LOAN	7359
RAYMOND JAMES & ASSOCIATES, INC.	0725
RAYMOND JAMES & ASSOCIATES, INC/FI	0390
RJ DEALER STOCK LOAN	0594
RAYMOND JAMES & ASSOCIATES, INC./RAYMOND JAMES TRUST COMPANY	5179
RAYMOND JAMES & ASSOCIATES, INC / RAYMOND JAMES BANK	7568
RBC CAPITAL MARKETS, LLC	0235
RBC CAPITAL MARKETS, LLC/RBCCM	7408
RBS SECURITIES INC.	0248
RBS SECURITIES INC. / EQUITIES	0425
RBS SECURITIES INC. / FIXED INCOME	5231
RBS SECURITIES INC. / EQUITY FINANCE	5263
RCAP SECURITIES, INC.	0166
REGIONS BANK	0971
REGIONS BANK/CORPORATE TRUST/IPA	1505
REGIONS BANK/WEST VALLEY	2329
RELIANCE TRUST COMPANY	5962
RELIANCE TRUST COMPANY/SWMS1	2042
RELIANCE TRUST COMPANY/SWMS2	2085
ROBERT W. BAIRD & CO. INCORPORATED	0547
ROBINSON & LUKENS, INC.	7607
SANFORD C. BERNSTEIN & CO., LLC	0013
SCOTIA CAPITAL (USA) INC.	0096
SCOTIA CAPITAL (USA) INC./STOCK LOAN	8118
SCOTIA CAPITAL (USA) INC./INTERNATIONAL STOCK LOAN	8119
SCOTTRADE, INC.	0705
SECURITIES FINANCE TRUST COMPANY	2047
SEI PRIVATE TRUST COMPANY	2039
SEI PRIVATE TRUST COMPANY/C/O GWP	2663
SG AMERICAS SECURITIES, LLC	0286
SMITH, MOORE & CO.	0494
SOCIETE GENERALE, NEW YORK BRANCH	1546
SOCIETE GENERALE NY/SOCIETE GENERALE PARIS	2680
SOLOWEY & CO.	8006
SOUTH STREET SECURITIES LLC	7451
SOUTHWEST SECURITIES, INC.	0279

Participant Account Name	Number
STATE STREET BANK AND TRUST COMPANY	0997
FIDUCIARY SSB	0987
STATE STREET BANK AND TRUST COMPANY/IPA	1526
SSB-PHYSICAL CUSTODY SERVICES	2193
SSB - TRUST CUSTODY	2319
STATE STREET BANK & TRUST COMPANY / ISHARES EUROPE	2375
STATE STREET BANK AND TRUST COMPANY/DEUTSCHE BANK FRANKFURT	2399
SSB - BANK PORTFOLIO	2436
STATE STREET BANK AND TRUST COMPANY/DB RESIDUAL PROCESSING ACCOUNT	2546
SSB - CAPITAL MARKETS	2556
SSB&T/SEC FIN AS PRINCIPAL	2625
STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.	2661
SSB&T CO/CLIENT CUSTODY SERVICES	2678
SSB - BLACKROCK INSTITUTIONAL TRUST	2767
STATE STREET BANK & TRUST/STATE STREET TOTALETF	2950
STATE STREET BANK & TRUST COMPANY/LENDING PASS-THROUGH	7268
STATE STREET BANK & TRUST COMPANY/EC, GMBH	8147
STATE STREET BANK AND TRUST COMPANY, N.A.	2386
STATE STREET GLOBAL MARKETS, LLC	0189
STEPHENS INC.	0419
STERNE, AGEE & LEACH, INC.	0750
STIFEL, NICOLAUS & COMPANY, INCORPORATED	0793
STOCKCROSS FINANCIAL SERVICES, INC.	0445
SUMITOMO MITSUI TRUST BANK (U.S.A.) LIMITED	2779
SUNTRUST BANK	2971
SUNTRUST BANK/STES IPA	1594
SUNTRUST BANK / STB RETAIL CD	2114
SUNTRUST BANK/SUNTRUST BANK DEALER BANK	2262
SUNTRUST BANK/SAFEKEEPING CUSTODIAN FOR STES	2717
SUNTRUST ROBINSON HUMPHREY, INC.	2095
SWENEY CARTWRIGHT & COMPANY	7027
SYNOVUS BANK	2578
SYNOVUS BANK/SYNOVUS 2	2579
TD AMERITRADE CLEARING, INC.	0188
TD AMERITRADE CLEARING, INC./SECURITIES LENDING	5298
TD SECURITIES (USA) LLC	7593
TEMPER OF THE TIMES INVESTOR SERVICES, INC.	5175
TEXAS TREASURY SAFEKEEPING TRUST COMPANY	2622
TEXAS TREASURY SAFEKEEPING TRUST COMPANY/IPA	1584
THE BANK OF NEW YORK MELLON	0901
THE BANK OF NEW YORK MELLON/MELLON TRUST OF NEW ENGLAND, NATIONAL ASSOCIATION	0954
THE BANK OF NEW YORK MELLON/IPA	1541
BNYMELLON/BGC BROKERS LP	2002
THE BANK OF NEW YORK MELLON/SOC GEN BANK	2020
THE BANK OF NEW YORK MELLON/HBK GLOBAL SECURITIES LP	2022
THE BANK OF NEW YORK MELLON/FMSBONDS, INC.	2023
BNYMELLON/BRUSSELS SANV	2026
THE BANK OF NEW YORK MELLON/UBS AG LONDON BRANCH DESIGNED EQUITIES	2029
THE BANK OF NEW YORK MELLON/HBK MASTER FUND LP	2046
THE BANK OF NEW YORK MELLON/DBTCA-DB AG LDN PB - FIRM ACCOUNT	2057
THE BANK OF NEW YORK MELLON/DBTCA/DB AG LDN PB-DEUTSCHE BANK NY	2059
BNY MELLON/NGFP MAIN	2063
BNYMELLON/BNP PARIBAS TRI-PARTY ACCOUNT	2070
BNYMELLON/SPECIAL PROCESSING #85	2074
BNYMELLON/BBPLC CLIENT SEG SG SCM EQ TLR LTD	2078
THE BANK OF NEW YORK MELLON/DBTCA/DB AG LDN PB CHEYNE VALUE FUND LP	2079
BNYMELLON/MS INTERNATIONAL	2081
THE BANK OF NEW YORK MELLON/NATIXIS FUNDING CORP	2089
THE BANK OF NEW YORK MELLON/DBTCA/DB AG LON PB POLGON GL OP M/FD	2090
BNYMELLON/RABOBANK INTERNATIONAL UNEF	2091
THE BANK OF NEW YORK MELLON/POPULAR SECURITIES, INC.	2092
THE BANK OF NEW YORK MELLON/SUNTRUST BANK	2093
THE BANK OF NEW YORK MELLON/SUNTRUST BANK PORTFOLIO	2100
BNYM/HSBC US	2102
THE BANK OF NEW YORK MELLON /BARCLAYS CAPITAL SECURITIES LTD., SBL/PB	2103
THE BANK OF NEW YORK MELLON/FIFTH THIRD BANK	2105
THE BANK OF NEW YORK MELLON/ALLSTATE MARK TO MARKETS	2106
THE BANK OF NEW YORK MELLON/COMMERCIAL LOANS	2107
THE BANK OF NEW YORK MELLON/STANDARD BANK LONDON LTD.	2109
THE BANK OF NEW YORK MELLON/DBTCA/DB AG LDN PB F&C GARNET M/F LTD	2125
THE BANK OF NEW YORK MELLON/DBTC/DB AG LDN PB F&C SAPPHIRE M/FD LTD	2129
BNYMELLON/NOMURA PB NOMINEES LTD	2131
THE BANK OF NEW YORK MELLON/IVORS	2136
THE BANK OF NEW YORK MELLON/ELLINGTON SPECIAL OPPORTUNITIES FUND, LTD.	2138
BANK OF NEW YORK MELLON/INVESTMENT ACCOUNT	2151
THE BANK OF NEW YORK MELLON/DEUTSCHE BANK LONDON AG LONDON/GLOBAL MARKET #2	2155
THE BANK OF NEW YORK MELLON/DBTCA/DB AG LDN PB MULTI SEG CLEARANCE	2156

DTC Participant Report (Alphabetical Sort) Week Ending - OCTOBER 31, 2014	
Participant Account Name	Number
BNY MELLON/NGFP COLLATERAL	2158
THE BANK OF NEW YORK MELLON/DBTCA/DB AG LDN B CHEYNE SPEC'L SIT FD	2160
BNY MELLON/JEFFERIES & CO.	2168
BNY MELLON/DEDICATED PARTICIPANT #19	2169
THE BANK OF NEW YORK MELLON/CDC MORTGAGE CAPITAL INC.	2176
THE BANK OF NEW YORK MELLON/TULLETT PREBORN FINANCIAL SERVICES 1	2189
THE BANK OF NEW YORK MELLON/TULLETT PREBORN FINANCIAL SERVICES	2190
THE BANK OF NEW YORK MELLON/BARCLAYS BANK PLC FIRM	2196
THE BANK OF NEW YORK MELLON/COUNTRYWIDE HOME LOANS	2198
BNYMELLON/AC NOMURA PB NOM LTD RE: GLG EMG MKTS	2200
THE BANK OF NEW YORK MELLON/ANNALY CRE LLC	2203
BANK NEW YORK MELLON/ITC-INVESTMENT DEALER	2206
THE BANK OF NEW YORK MELLON/RABOBANK INTERNATIONAL LONDON EQUITY FINANCE	2207
THE BANK OF NEW YORK MELLON/MID CAP SPDRS	2209
THE BANK OF NEW YORK MELLON/EF SECURITIES LLC	2220
THE BANK OF NEW YORK MELLON/NATIXIS FINANCIAL PRODUCTS INC	2224
THE BANK OF NEW YORK MELLON/TELEBANK	2225
THE BANK OF NEW YORK MELLON/BZW SECURITIES LIMITED	2231
BNY MELLON/NOMURA CAPITAL MARKETS PLC REPO	2232
THEBANK OF NEW YORK MELLON/BANQUE D'ORSAY	2238
THE BANK OF NEW YORK MELLON/NORTHFORK BANK	2242
BNYMELLON/NATIXIS FIXED INCOME	2243
BNYMELLON/NATIXIS	2244
THE BANK OF NEW YORK MELLON/GLOBAL MARKETS DIVISION EQUITY DERIVATIVES GROUP	2245
BNYMELLON/LLOYDS TSB BANK PLC CLR RE ARTEMIS	2247
THE BANK OF NEW YORK MELLON/CDC HOLDINGS TRUST INC.	2264
THE BANK OF NEW YORK MELLON/HBK CDO TRUST	2265
THE BANK OF NEW YORK MELLON/IXIS LOAN ACQUISITION 2005-1 LLC	2274
THE BANK OF NEW YORK MELLON/SUNTRUST EQUITY FUNDING, LLC	2276
THE BANK OF NEW YORK MELLON/WELLS FARGO N.A.	2280
BNY MELLON/NOMURA INT'L PLC REPO	2281
THE BANK OF NEW YORK MELLON/WELLS FARGO MARGIN	2282
THE BANK OF NEW YORK MELLON/PREBON FINANCIAL PRODUCTS, INC.	2291
BNYMELLON/CITIGROUP GLOBAL MARKETS LIMITED	2292
THE BANK OF NEW YORK MELLON/OZ MASTER FUND LTD	2294
THE BANK OF NEW YORK/FORTIS BANK NV/SA	2301
THE BANK OF NEW YORK MELLON/SOUTH STREET SECURITIES	2304
THE BANK OF NEW YORK MELLON/ING BANK NV LONDON BRANCH	2307
THE BANK OF NEW YORK MELLON/BOA NA	2308
THE BANK OF NEW YORK MELLON/BARCLAYS (BGIS)	2313
THE BANK OF NEW YORK MELLON/HSBC, BK PLC A/C IB EQ FIN NON US	2321
THE BANK OF NEW YORK MELLON/BARCLAYS BANK PLC - PLEDGE ACCOUNT	2324
THE BANK OF NEW YORK/THE ROYAL BANK OF CANADA	2326
BNY MELLON/ANWORTH MORTGAGE ASSET CORP.	2328
THE BANK OF NEW YORK MELLON/NATIXIS SECURITIES AMERICAS LLC I	2331
THE BANK OF NEW YORK MELLON/CHARLES STANLEY AND COMPANY, LIMITED	2336
THE BANK OF NEW YORK MELLON/CWIBH INC.	2337
THE BANK OF NEW YORK MELLON/ITC - DEALERS CLEARANCE SPECIAL	2339
THE BANK OF NEW YORK MELLON/ELLINGTON MORTGAGE FUND SC, LTD.	2342
BNYMELLON/NOMURA GLOBAL FINANCIAL PRODUCTS INC COLLATERAL ACCOUNT	2349
BNYMELLON/NOMURA GLOBAL FINANCIAL PRODUCTS INC MAIN ACCOUNT	2351
THE BANK OF NEW YORK MELLON/SOCIETE GENERALE GIC	2358
BNYMELLON/HSBC BANK PLC PARIS BRANCH	2359
BNYMELLON/BARCLAYS CAPITAL PLC RE DANTE INVESTMENTS LLC	2361
THE BANK OF NEW YORK MELLON/CRESCENT II FUND L.P.	2362
BNYMELLON/HSBC BANK PLC EQD USBR	2363
BNYMELLON/MONTAGUE PLACE CUSTODY SERVICES	2365
BNYMELLON/BARCLAYS CAP SEC LTD PB SEG 1	2366
BNYMELLON/BARCLAYS CAP SEC LTD PB SEG 2	2367
BNYMELLON/BARCLAYS BANK PLC RE US SHARES	2370
BNYMELLON/TRADE INSURANCE	2381
THE BANK OF NEW YORK MELLON/TULLET & TOKYO LIBERTY (SEC) LTD.	2383
THE BANK OF NEW YORK MELLON/EVOLUTION BEESON GREGORY LIMITED LIMITED - ACCOUNT #258688	2406
THE BANK OF NEW YORK MELLON/VANGUARD BLOCK LENDING	2407
THE BANK OF NEW YORK MELLON/REGIONS BANK	2409
THE BANK OF NEW YORK MELLON/NATIONAL AUSTRALIA BANK	2414
THE BANK OF NEW YORK MELLON/ELLINGTON MORTGAGE OPPORTUNITIES MASTER FUND LTD.	2417
THE BANK OF NEW YORK MELLON/MERRILL LYNCH PIERCE FENNER & SMITH	2427
THE BANK OF NEW YORK MELLON/DBTC AMERICAS/DEUTSCHE BANK LONDON PRIME	2428
THE BANK OF NEW YORK MELLON/ELLINGTON STRATEGIC MGT FD L.P.	2429
THE BANK OF NEW YORK MELLON/FSA	2444
THE BANK OF NEW YORK MELLON/MELLON TRUST OF NEW ENGLAND/NORTHWESTERN MUTUAL LIFE	2446
BNYMELLON/DEDICATED PARTICIPANT #21	2449
THE BANK OF NEW YORK MELLON/DBTC AMERICAS/DEUTSCHE BK LONDON PRIME	2452
THE BANK OF NEW YORK MELLON/DBTC/DEUTSCHE BK LONDON PRIME SEG 15/00	2453
THE BANK OF NEW YORK MELLON/DBTC/DEUTSCHE BK LONDON PRIME SEG 30/30	2454
BNYMELLON/DEDICATED PARTICIPANT #20	2456
BNYMELLON/DEDICATED PARTICIPANT #22	2457
BNY MELLON/HSBC BANK PLC	2462
BNYMELLON/BARCLAYS BANK PLC RE: AET TRUST	2463
THE BANK OF NEW YORK MELLON/DEUTSCHE BANK AG FRANKFURT	2468
THE BANK OF NEW YORK MELLON/MIZUHO BANK LTD.	2469
BNY MELLON/CAPSTEAD MORTGAGE CORP.	2470
BNYMELLON/DR CUSTODY ACCOUNT	2472
THE BANK OF NEW YORK MELLON/MILLENNIUM PARTNERS	2474
THE BANK OF NEW YORK MELLON/ANNALY COMMERCIAL REAL ESTATE GR.	2475
THE BANK OF NEW YORK MELLON/ANNALY CRE HOLDING LLC	2477
THE BANK OF NEW YORK MELLON/DBAG LONDON GLOBAL MARKETS (CLIENT ACCT)	2478
THE BANK OF NEW YORK MELLON/DBAG FRANKFURT GLOBAL MARKET	2479
THE BANK OF NEW YORK MELLON/DBAG LONDON GLOBAL MARKET	2485
BNYMELLON/VTB CAPITAL PLC	2486
THE BANK OF NEW YORK MELLON/DBTC AMERICAS/DBAG LDN-GS CR. PORT LLC	2488
BNYMELLON/RABOBANK INT'L UTRECHT EQUITY FIN	2490
THE BANK OF NEW YORK MELLON/TD BANK	2491
THE BANK OF NEW YORK MELLON/BOA SECURITIES LTD. (BASL)	2494
BNYMELLON/BARCLAYS BANK PLC RE: BCTL SARL	2495

Participant Account Name	Number
BNYMELLON/HYMF INC. FIRM EQUITIES DTC BOX	2496
BNYMELLON/NOMURA CL SETT NOM LTD	2499
THE BANK OF NEW YORK MELLON/ANNALY MORTGAGE	2502
THE BANK OF NEW YORK MELLON/ANNALY FUNDING LLC	2505
THE BANK OF NEW YORK MELLON/ BANQUE DEWAAY SA	2506
THE BANK OF NEW YORK MELLON/THE PRUDENTIAL INVESTMENT	2510
THE BANK OF NEW YORK MELLON/BARCLAYS BANK PLC RE BC EQUITIES TRADING	2511
THE BANK OF NEW YORK MELLON/BANQUE DEWAAY MGT SA	2513
THE BANK OF NEW YORK MELLON/BROKER DEALER OMNIBUS	2535
BNYMELLON/DEUTSCHE BANK AG LDN RE DBAUSTRALIA	2538
THE BANK OF NEW YORK MELLON/NOMURA BANK INT'L PLC	2543
THE BANK OF NEW YORK MELLON/DEDICATED PROCESSING #3	2544
THE BANK OF NEW YORK MELLON/DB BREVAN HOWARD MASTER FUND	2552
THE BANK OF NEW YORK MELLON/DAVY SECURITIES LIMITED	2553
THE BANK OF NEW YORK MELLON/WELLS FARGO BANK N.A.	2558
BNYMELLON/OZ DOMESTIC PARTNERS, L.P.	2564
THE BANK OF NEW YORK MELLON/BAKERGROUP	2565
THE BANK OF NEW YORK MELLON/DEDICATED PROCESSING #2	2566
THE BANK OF NEW YORK MELLON/TORONTO DOMINION SECURITIES INC.	2568
THE BANK OF NEW YORK MELLON/INVESTEC LONDON	2572
THE BANK OF NEW YORK MELLON/RABOBANK INTERNATIONAL NY	2573
THE BANK OF NEW YORK MELLON/DEUTSCHE BANK AG LONDON PRIME BROKERAGE	2582
BNYMELLON/INSIGHT TANGO	2585
THE BANK OF NEW YORK MELLON/BANCO SANTANDER SLB	2590
THE BANK OF NEW YORK MELLON/ML EQUITY SOLUTIONS JERSEY LTD.	2592
THE BANK OF NEW YORK MELLON/GIB UK LTD CORP BOND	2594
THE BANK OF NEW YORK MELLON/MELLON INVESTMENT PORTFOLIO	2595
THE BANK OF NEW YORK MELLON/DBLPB-BLACK ANT MASTER FD. LP	2596
THE BANK OF NEW YORK MELLON/DBLPB-DBX EURO LONG/SHORT EQ. 4 FD	2597
THE BANK OF NEW YORK MELLON/CACEIS BANK DEUTSCHLAND GMBH	2598
THE BANK OF NEW YORK MELLON/TRADITION LONDON CLEARING LTD.	2601
THE BANK OF NEW YORK MELLON/EQUITIES FORTIS BANK,LONDON	2608
BNYMELLON/OZ DOMESTIC PARTNERS II, L.P.	2620
BNYMELLON/MIZUHO INTERNATIONAL	2621
BNYMELLON/IRELAND	2624
THE BANK OF NEW YORK MELLON/NATIXIS CAPITAL COOPERATIEF U.A.	2627
THE BANK OF NEW YORK MELLON/NTX FUNDING V.O.F.	2628
THE BANK OF NEW YORK MELLON/NTX FUNDING COOPERATIEF U.A.	2629
BNYMELLON/AIG	2630
BNYMELLON/BBPLC A/C PB CANADA PPIB CLIENT	2633
BNYMELLON/GOV & CO BANK OF ENGLAND	2634
BNYMELLON/HSBC BANK PLC A/C IB EQUITY FINANCE NT	2639
BNYMELLON/BARCLAYS CAPITAL INC.	2641
BNYMELLON/GLOBAL PRIME PARTNERS	2648
THE BANK OF NEW YORK MELLON/DEALERWEB INC.	2650
THE BANK OF NEW YORK MELLON/HH ELLINGTON MASTER FUND LTD	2651
THE BANK OF NEW YORK MELLON/NBT BANK	2652
BNYMELLON/JW GIDDENS TRUSTEE LIQ LEHMAN BROS	2657
BNYMELLON/BRPT	2662
THE BANK OF NEW YORK MELLON/LINK SECURITIES	2674
THE BANK OF NEW YORK MELLON/RABO CAPITAL SERVICES	2677
THE BANK OF NEW YORK MELLON/TDB UNENCUMBERED	2679
THE BANK OF NEW YORK MELLON/ITC-DEALERS CLEARANCE GENERAL	2681
THE BANK OF NEW YORK MELLON/TD NY	2683
BNYMELLON/CACEIS BANK DEUTSCHLAND GMBH RE.CLIENT	2699
BNYMELLON/DE SHAW & CO.	2709
BNYMELLON/ICAP LONDON	2711
BNYMELLON/NATIONAL BANK OF AUSTRALIA	2714
BNYMELLON/DEXIA CREDIT LOCAL PARIS	2715
BNYMELLON/SPECIAL PROCESSING #99	2716
BNYMELLON/NOMURA CNS NOM RE: TFS DER	2718
THE BANK OF NEW YORK MELLON/DBLPB-DBX RISK ARBITAGE 8 FUND	2719
THE BANK OF NEW YORK MELLON/BARCLAYS BK PLC-BARC LUX SARL A/C 1	2720
THE BANK OF NEW YORK MELLON/BARCLAYS BK PLC-BARC LUX SARL A/C 2	2721
THE BANK OF NEW YORK MELLON/DBLPB-CENTAURUS PROXIMA FD	2724
THE BANK OF NEW YORK MELLON/DBLPB-DBX-ASIAN L/S EQUITY 2 FUND	2726
THE BANK OF NEW YORK MELLON/DBL-FIXED INCOME PRIME BROKERAGE	2727
THE BANK OF NEW YORK MELLON/OZ ASIA MASTER FUND, LTD CUSTODY	2728
THE BANK OF NEW YORK MELLON/OZ SPECIAL FUNDING (OZMD) L.P.	2729
THE BANK OF NEW YORK MELLON/OZ EUROPE MASTER MASTER FUND, LTD	2730
THE BANK OF NEW YORK MELLON/OZ MASTER MASTER FUNDS, LTD	2731
THE BANK OF NEW YORK MELLON/OZ CAP STRUC ARBTRAGE MASTER FUND	2732
THE BANK OF NEW YORK MELLON/SIMF	2733
THE BANK OF NEW YORK MELLON/KBC FINANCIAL PRODUCTS UK, LTD.	2747
THE BANK OF NEW YORK MELLON/KBC INVESTMENTS LIMITED	2748
THE BANK OF NEW YORK MELLON/IXIS CMNA (AUSTRALIA) (NO.2) S.C.A	2755
THE BANK OF NEW YORK MELLON/NOMURA CREDIT CAPITAL INC.	2758
BNY MELLON/RABOBANK INTERNATIONAL CASH EQUITY AMSTERDAM	2760
BNY MELLON/RABOBANK INTERNATIONAL CASH EQUITY UTRECHT	2761
BNY MELLON/RABOBANK INTERNATIONAL EQUITY DERIVATIVES LONDON	2762
BNY MELLON/RABOBANK INTERNATIONAL EQUITY DERIVATIVES HONG KONG	2763
BNYMELLON/LBBW NY PRIMARY ACCOUNT	2764
BNYMELLON/LBBW NY CUSTODY	2765
THE BANK OF NEW YORK MELLON/ELLINGTON CREDIT OPPORTUNITIES LTD.	2776
THE BANK OF NEW YORK MELLON/ST. BERNARD OPPORTUNITY FUND 1, LTD.	2784
THE BANK OF NEW YORK MELLON/MILLENNIUM FIXED INCOME LTD	2785
BNYMELLON/BBPLC PB CAYMEN CLIENTS	2802
BNYMELLON/BBPLC PB CANADIAN CLIENTS	2825
THE BANK OF NEW YORK MELLON/EF MORTGAGE, LLC	2841
THE BANK OF NEW YORK MELLON/EF CMO, LLC	2842
BNYMELLON/BBPLC PB UK CLIENTS	2844
BNYMELLON/(AG) DESHAW OCULUS PORT LLC.PLGCOLL AC	2846
BNYMELLON/CANTOR FITZGERALD, EUROPE	2856
BNYMELLON/SMPT	2858
BNYMELLON/SPECIAL PROCESSING #109	2868
THE BANK OF NEW YORK MELLON/TD BANK N.A.	2872

DTC Participant Report (Alphabetical Sort) Week Ending - OCTOBER 31, 2014	
Participant Account Name	Number
THE BANK OF NEW YORK MELLON/CHIMERA INVESTMENT CORPORATION	2874
THE BANK OF NEW YORK MELLON/CHIMERA ASSET HOLDING LLC	2875
THE BANK OF NEW YORK MELLON/DB CHILRDENS	2877
THE BANK OF NEW YORK MELLON/CHIMERA HOLDING LLC	2893
THE BANK OF NEW YORK MELLON/CHIMERA SECURITIES HOLDING LLC	2899
THE BANK OF NEW YORK MELLON/CHIMERA SPECIAL HOLDING LLC	2901
THE BANK OF NEW YORK MELLON/BAKER2	2903
THE BANK OF NEW YORK MELLON/CHIMERA TRADING COMPANY LLC	2908
THE BANK OF NEW YORK MELLON/ELLINGTON STRATEGIC MBS LP II	2913
THE BANK OF NEW YORK MELLON/NATIXIS SECURITIES AMERICAS LLC	2920
BNYMELLON/FRANKFURT SANV	2926
BNYMELLON/BARCLAYS BANK PLC	2931
THE BANK OF NEW YORK MELLON/COUNTRYWIDE HOME LOANS, CHL FOR CCM CONDUITS	2935
THE BANK OF NEW YORK MELLON/VINNING SPARKS, IBG, L.P.	2940
THE BANK OF NEW YORK MELLON/RBC I&TS	2965
BNYMELLON/WF & CO WELLS FARGO & COMPANY PI	8028
BNYMELLON/WFB.NA WELLS FARGO BANK NA PI	8043
BNYMELLON/WF & CO WELLS FARGO & COMPANY	8077
BNYMELLON/AL CONDUIT	8107
BNYMELLON/LUXEMBOURG	8108
THE BANK OF NEW YORK MELLON/EARN SECURITIES LLC	8115
THE BANK OF NEW YORK MELLON/EARN CMO LLC	8116
THE BANK OF NEW YORK MELLON/EARN MORTGAGE LLC	8117
THE BANK OF NEW YORK MELLON/SOUTH STREET SECS, LLC	8122
THE BANK OF NEW YORK MELLON/NOMURA FIN. PRODUCTS & SERVICES INC.	8123
BNYMELLON/HOLDING CO.	8132
BNYMELLON/CSD SA/NV	8133
BNYMELLON/LONDON SANV	8134
BNYMELLON/BNYMellon/Nomura NCSN re AKJ	8135
BNYMELLON/DEDICATED PROCESSING #6	8139
BNYMELLON/TRUST CO OF LA	8140
BNYMELLON/WEALTH MANAGEMENT	8275
BNYMELLON/ BNY MELLON LONDON SECURED FINANCE	8310
BNYMELLON/DEDICATED PARTICIPANT #10	8311
BNYMELLON/BNY MELLON DUBLIN SA/NV	8312
BNYMELLON/DEDICATED PARTICIPANT #12	8313
BNYMELLON/CBD RE Baader AG	8314
BNYMELLON/CFD RE Equinet AG	8316
BNYMELLON/CBD RE Steubing AG	8317
BNYMELLON/CACEIS BANK	8318
BNYMELLON/DEDICATED PARTICIPANT #18	8320
BNYMELLON/DEDICATED PARTICIPANT #14	8321
BNYM/UIT NSCC/CNS CLEARANCE	8355
BNYM/EF CORPORATE HOLDINGS LLC	8412
THE BANK OF NEW YORK MELLON TRUST COMPANY, NATIONAL ASSOCIATION	2436
THE BANK OF NOVA SCOTIA, NEW YORK AGENCY	2347
BANK OF NOVA SCOTIA, NEW YORK AGENCY/IPA (THE)	1542
THE BANK OF NOVA SCOTIA, NEW YORK AGENCY/RATES DESK	2531
THE CENTRAL DEPOSITORY (PTE) LIMITED	5700
THE HUNTINGTON NATIONAL BANK	2305
HUNTINGTON NATIONAL BANK/IPA	1562
HUNTINGTON NATIONAL BANK/FBO OHIO POLICE AND PENSION FUND	2219
HUNTINGTON NATIONAL BANK/FBO SCHOOL EMPLOYEE RETIREMENT SYSTEM OF OHIO	2898
THE NASDAQ STOCK MARKET LLC	0734
NASDAQ STOCK MARKET LLC/OMNIBUS ACCOUNT	0759
THE NORTHERN TRUST COMPANY	2669
NORTHERN TRUST COMPANY/IPA	1560
NORTHERN TRUST COMPANY - SAFEKEEPING	2684
NORTHERN TRUST COMPANY/FUTURE FUND ACCOUNTS	2776
NORTHERN TRUST COMPANY/OCH-ZIFF CAPITAL MANAGEMENT	8101
THE ROYAL BANK OF SCOTLAND PLC (CT BRANCH)	2288
THE ROYAL BANK OF SCOTLAND PLC, CT BRANCH / EQUITIES FINANCE	5251
THE TEL-AVIV STOCK EXCHANGE CLEARING HOUSE LTD	2015
TIMBER HILL LLC	0549
TRADEBOT SYSTEMS, INC.	0083
TRADESTATION SECURITIES, INC.	0271
TRADITION ASIEL SECURITIES INC.	0370
TRUST COMPANY OF AMERICA	5981
TRUSTMARK NATIONAL BANK	2852
TULLETT PREBON FINANCIAL SERVICES LLC	0624
U.S. BANCORP INVESTMENTS, INC.	0280
U.S. BANK N.A.	2803
U.S. BANK N.A./CP	1510
U.S. BANK N.A./SAFEKEEPING WEST	2234
U.S. BANK N.A./ETF	2580
U.S. BANK, N.A./U.S. BANK MUNICIPAL SECURITIES GROUP	2781

DTC Participant Report (Alphabetical Sort) Week Ending - OCTOBER 31, 2014	
Participant Account Name	Number
U.S. BANK N.A./THIRD PARTY LENDING	2837
U.S. BANK N.A./TRUST NY MTN	2897
UBS AG, STAMFORD BRANCH	0979
UBS AG, STAMFORD BRANCH/IPA ACCOUNT	1540
UBS AG, STAMFORD BRANCH/AC PB CLIENTS-NO UBS LIEN	2003
UBS AG STAMFORD BRANCH/AS CUSTODIAN FOR UBS AG LONDON BRANCH	2507
UBS FINANCIAL SERVICES INC.	0221
UBS FINANCIAL SERVICES INC./GOVERNMENT SECURITIES ACCOUNT #2	5170
UBS LIMITED	2789
UBS SECURITIES LLC	0642
UBS SECURITIES LLC/CMO	0652
UBS SECURITIES LLC/SECURITIES LENDING	5284
UMB BANK, NATIONAL ASSOCIATION	2450
UMB BANK NA/ENOGEX MTM/IPA	1523
UMB BANK, INVESTMENT DIVISION	2451
UNION BANK & TRUST COMPANY	2067
USAA INVESTMENT MANAGEMENT COMPANY	0367
VANGUARD MARKETING CORPORATION	0062
VIRTU FINANCIAL BD LLC	0063
VIRTU FINANCIAL BD LLC/WEST	0619
VIRTU FINANCIAL CAPITAL MARKETS LLC	0749
VISION FINANCIAL MARKETS LLC	0595
WACHTEL & CO., INC.	0709
WEDBUSH SECURITIES INC.	0103
WEDBUSH SECURITIES INC./STOCK LOAN	5166
WEDBUSH SECURITIES INC./P3	8199
WEDBUSH SECURITIES INC./P3 STOCK LOAN	8237
WELLS FARGO ADVISORS, LLC	7360
WELLS FARGO BANK, NATIONAL ASSOCIATION	2027
WELLS FARGO BANK, N.A. ISSUING/PAYING AGENT	1538
WELLS FARGO BANK, N.A./LENDING	2040
WELLS FARGO BANK, N.A./SIG	2072
WELLS FARGO SECURITIES, LLC	0250
WELLS FARGO SECURITIES, LLC/SECURITIES FINANCE	2480
WESBANCO BANK, INC.	2271
WILLIAM BLAIR & COMPANY, L.L.C.	0771
WILSON-DAVIS & CO., INC.	0283
ZIONS DIRECT, INC.	0065
ZIONS FIRST NATIONAL BANK	2104
ZIONS FIRST NATIONAL BANK-CT ISSUE & PAY A/C/IPA	1586
ZIONS FNB/WESTERN NATIONAL	2736
ZIV INVESTMENT CO.	8082